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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12B-25

SEC FILE NUMBER:

CUSIP NUMBER:

NOTIFICATION OF LATE FILING

(Check One):
  Form 10-K
  Form 20-F
  Form 11-K
  Form 10-Q
  Form N-SAR

For Period Ended: 12/31/96
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.
Please Print  or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

First Central Bancshares,  Inc
(Full Name of Registrant)

            N/A
(Former Name if Applicable)

725 Hwy 321 N
(Address of Principal Executive Office [Street and Number])

Lenoir City, Tn 37771
(City, State and Zip Code)

PART II - RULES 12b-25( b ) AND ( c )
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),the following should be completed.
(Check box if appropriate)
( a )The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
( b )The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
        11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q , or portion thereof will be filed on or before the fifth calendar day following the  prescribed due date; and
( c )The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why
Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion hereof, could not be filed within the prescribed time period.

ANSWER:
Information for the report has not been fully assembled;
the report will be filed within 15 days.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Willard D. Price, Executive Vice President
        423-986-1300

(2)   Have all other periodic reports required under Section 13
        or 15(d)  of the Securities Exchange Act
        of 1934 or Section 30 of the Investment Company Act of
        1940 during the preceding 12 months or
        for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
          Yes     No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for
        the last fiscal year will be reflected by the earnings
        statements to be included in the subject report or
        portion thereof?
          Yes     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FIRST CENTRAL BANKSHARES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 03/31/97   By Willard D.Price,
Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representtive. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
 2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in The Commission files.

 3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

 4.      Amendments to the notifications must be filed on form
          12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

 5. Electronic Filters. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule
          13(b) of  Regulation S-T (232.13 (b) of this chapter).